UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-37503
CUSIP: 05580M 108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.
Full Name of Registrant

Former Name if Applicable
11100 Santa Monica Blvd., Suite 800
Address of Principal Executive Office (Street and Number)
Los Angeles, CA 90025
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
B. Riley Financial, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Quarterly Report”) by May 10, 2024, the required filing date, with the delay due in large part to the dedication of time and resources expended by the Company to complete its Annual Report on Form 10-K for the year ended December 31, 2023 which was filed on April 24, 2024. The Company is working diligently to file the Quarterly Report as promptly as practical and expects to file the Quarterly Report on May 15, 2024.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Phillip J. Ahn	(310)	966-1444
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
⊠ Yes ☐No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
⊠ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Estimated results of operations for the three months ended March 31, 2024 are summarized as follows:
Cash and cash equivalents is expected to be approximately $191 million at March 31, 2024, a decrease of $41 million from $232 million at December 31, 2023.
Total debt is expected to be approximately $2.19 billion, a decrease of approximately $170 million from $2.36 billion at December 31, 2023. This reflects the early redemption of approximately $115 million of senior notes during the three months ended March 31, 2024.
Net loss available to common shareholders is expected to be approximately $51 million during the three months ended March 31, 2024 compared to net income available to common shareholders of $15 million in the prior year. The net loss is due to non-cash items which includes unrealized losses on investments and fair value adjustments on loans of approximately $59 million; in addition to incremental expenses of approximately $7 million incurred for professional fees relating to the filing of our 10-K and outside counsel review and subsequent independent investigation conducted as part of the previously disclosed investigation of the Audit Committee of the Company’s Board of Directors.

     B. Riley Financial, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2024	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer